Exhibit (a)(8)

FOR IMMEDIATE RELEASE
For additional information:
Mayura Hooper (212) 250-5536, Media
Jonathan Diorio (800) 349-4281, Investors

DWS GLOBAL COMMODITIES STOCK FUND, INC. ANNOUNCES APPROVAL OF
TENDER OFFER
NEW YORK, NY, December 18, 2007 — The Board of Directors of DWS Global Commodities Stock Fund, Inc. (the “Fund”) (NYSE: GCS) has approved a cash tender offer for approximately 5% of the Fund’s outstanding shares at a price per share equal to 98% of the net asset value per share as of the day after the day the offer expires. If more than 5% of the Fund’s outstanding shares are tendered in the offer, the Fund will purchase shares from tendering shareholders (including odd lot shareholders) on a pro rata basis. The tender offer will commence on or about December 28, 2007 and will remain open through February 6, 2008, unless extended.
The Fund is conducting the offer in connection with a program of tender offers for its common stock announced at the time of the Fund’s launch in September 2004. The Board of Directors has authorized a program of tender offers for the Fund’s common stock for six consecutive semiannual periods of operation beginning with the semiannual period ending December 2005. In the event that the common stock has traded at an average discount from net asset value of more than 10% for the 12 weeks immediately preceding the end of the first quarter of such semiannual period (i.e., the first calendar quarter and the third calendar quarter), the Fund, under normal circumstances, will make offers to purchase up to 5% of its outstanding common stock at or near net asset value. The Fund’s shares traded at an average discount from net asset value of over 10% for the 12 weeks immediately preceding the end of the third quarter of 2007. This offering would be the fifth of six consecutive semi-annual offerings. The next tender offer, if required, would be the final such tender offer. Any further continuation of the program thereafter would be at the Board of Director’s sole discretion.
DWS Global Commodities Stock Fund, Inc. is a non-diversified, closed-end investment company currently invested in equity and commodities-linked securities of companies in commodities-related industries or issuers whose value is tied to the price of certain commodities or commodities-related indexes. The investment objective of the fund is capital appreciation with total return as a secondary objective.

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There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund’s shares trade. The tender offer will be made only by the Offer to Repurchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Repurchase shares will be made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Repurchase would violate that jurisdiction’s laws.
Investments in funds involve risks. Because the fund concentrates its investments in securities related to commodities, market price movements, regulatory changes and economic changes as well as adverse political or financial factors could have a significant impact on the Fund’s performance. The commodity-linked structured notes and futures contracts in which the Fund expects to invest have substantial additional risks, including risk of loss of a significant portion of their principal value and liquidity risk, as well as the risk of greater volatility.
Closed end funds, unlike open end funds, are not continuously offered. There is a one time public offering and once issued, shares of closed end funds are sold in the open market through a stock exchange Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.
This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.
DWS Scudder is part of Deutsche Asset Management, which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas,
Deutsche Investment Management Americas Inc. and DWS Trust Company. Copyright © 2007
DWS Scudder Distributors, Inc.